Notice to Orkla's web-site, Stock Exchange and Hugin

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Invitation to presentation of third quarter results 2006

Orkla will report third quarter results on Tuesday 31 October 2006 at 7.00 a.m.

A presentation of the third quarter results will be held at 8.00 a.m. in Oslo (FELIX Konferansesenter, Aker Brygge, Bryggetorget 3). The presentation and Q&A session will be simultaneous translated to English. Both the presentation and the following Q&A-session can be viewed via WebCast at www.orkla.com. It will be possible to ask questions by e-mail.

For registration to the presentation at FELIX pls. send an e-mail to info@orkla.no.

Orkla ASA, 24 October 2006

Reference:
Rune Helland, VP Investor Relations, Tel: +47 22 54 44 11
Siv M. Skorpen, AVP Investor Relations, Tel: +47 22 54 44 55